      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1997


                                                      REGISTRATION NO. 333-25503

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                           MIDCOM COMMUNICATIONS INC.
             (Exact name of Registrant as specified in its charter)

                   WASHINGTON                                      91-1438806
          (State or other jurisdiction                          (I.R.S. Employer
       of incorporation or organization)                     Identification Number)
               1111 THIRD AVENUE                               STEVEN P. GOLDMAN
               SEATTLE, WA 98101                                GENERAL COUNSEL
                 (206) 628-8000                            MIDCOM COMMUNICATIONS INC.
         (Address, including zip code,                         1111 THIRD AVENUE
   and telephone number, including area code,                  SEATTLE, WA 98101
  of Registrant's principal executive offices)                   (206) 628-8000
                                                      (Name, address, including zip code,
                                                        and telephone number, including
                                                        area code, of agent for service)


                                   Copies to:

                                THOMAS S. HODGE
                               MICHAEL A. SKINNER
                        HELLER EHRMAN WHITE & MCAULIFFE
                     6100 COLUMBIA CENTER, 701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                                 (206) 447-0900

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.


     If the only securities being offered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS INCLUDED AS A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO SECURITIES OF THE REGISTRANT COVERED BY AN EARLIER REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-14427, DECLARED EFFECTIVE BY THE COMMISSION ON APRIL 8, 1997, AND THIS REGISTRATION STATEMENT IS DEEMED TO CONSTITUTE POST-EFFECTIVE AMENDMENT NO. 1 TO THE EARLIER REGISTRATION STATEMENT.



     THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED.

================================================================================

PROSPECTUS


                                  $97,743,000

                           MIDCOM COMMUNICATIONS INC.
                 8 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                  (INTEREST PAYABLE FEBRUARY 15 AND AUGUST 15)

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

    This Prospectus relates to the public offer and sale of up to $97,743,000 aggregate principal amount of 8 1/4% Convertible Subordinated Notes due 2003 (the "Notes") of MIDCOM Communications Inc. (the "Company" or "Midcom"), and an indeterminate number of shares (the "Conversion Shares") of the Company's common stock, par value $.0001 per share (the "Common Stock"), as may be issued upon conversion of the Notes. The Notes and the Conversion Shares (collectively referred to herein as the "Securities") may be offered from time to time for the account of the holders thereof named herein (the "Selling Securityholders"). See "Selling Securityholders" and "Plan of Distribution." Information concerning the Selling Securityholders may change from time to time, which changes will be set forth in an accompanying Prospectus Supplement.


    The Notes were originally issued by the Company in a private placement (the "Private Placement") pursuant to a Purchase Agreement, dated as of August 22, 1996, among the Company, PaineWebber Incorporated ("PaineWebber") and Wheat, First Securities, Inc. ("Wheat, First," and together with PaineWebber, the "Initial Purchasers"). As of the date of this Prospectus, the aggregate principal amount of Notes outstanding was $97,743,000 and no Notes had been converted into Conversion Shares. Prior to the date of this Prospectus, there has been no public market for the Notes. Although the Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market, there can be no assurance that an active trading market for the Notes will develop. The Notes are convertible into Common Stock at the option of the holder thereof at any time prior to maturity, unless previously redeemed, at a conversion price of $14.0875 per share, subject to adjustment in certain events. The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "MCCI." The closing sale price of the Common Stock reported on Nasdaq on April 28, 1997 was $7.00 per share.



    Pursuant to a Registration Rights Agreement, dated as of August 22, 1996 (the "Registration Rights Agreement"), among the Company and the Initial Purchasers, the Company has agreed to register under the Securities Act of 1933, as amended (the "Securities Act"), the public offer and sale of the Securities and has filed a shelf registration statement of which this Prospectus forms a part (together with all exhibits, schedules, supplements and amendments thereto, the "Registration Statement"). The Company is required under the Registration Rights Agreement to maintain the effectiveness of the Registration Statement for a period of three years from the completion of the Private Placement or, if shorter, when (i) all the Securities have been sold pursuant to the Registration Statement or (ii) the date on which there ceases to be outstanding any Securities. See "Description of Notes -- Registration Rights; Liquidated Damages."


    The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, directly or through agents, dealers or underwriters to be designated from time to time, may sell the Notes and the Conversion Shares from time to time on terms to be determined at the time of sale through customary brokerage channels, negotiated transactions or a combination of these methods at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. To the extent required, the aggregate principal amount of the specific Notes or the number of Conversion Shares to be sold, the names of the Selling Securityholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. Each of the Selling Securityholders reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Notes or Conversion Shares to be made directly or through agents. The aggregate proceeds to the Selling Securityholders from the sale of the Notes and the Conversion Shares offered by the Selling Securityholders hereby will be the purchase price of such Notes or Conversion Shares less any discounts or commissions. The Company will receive no portion of the proceeds from the sale of the Securities offered hereby and will bear certain expenses incident to their registration. See "Plan of Distribution." For information concerning indemnification arrangements between the Company and the Selling Securityholders, see "Plan of Distribution."

    No person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any of the Securities to any person in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            ------------------------


                  THE DATE OF THIS PROSPECTUS IS MAY 1, 1997.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market. Such reports, proxy materials and other information may also be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W. Washington, D.C. 20006. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.



     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contracts or other documents referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference into the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The Company hereby incorporates by reference in this Prospectus (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; and
(b) the description of the Company's Common Stock set forth in that certain Registration Statement on Form 8-A, dated May 22, 1995, all of which have been filed with the Commission pursuant to the Exchange Act.


     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such reports and documents. Any statement included or incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of the other documents incorporated herein by reference, other than exhibits to such documents unless they are specifically incorporated by reference into such documents. Requests for such copies should be directed to the Company's General Counsel at 1111 Third Avenue, Suite 1600, Seattle, Washington 98101, telephone (206) 628-8000.

     Pursuant to the terms of that certain Indenture, dated as of August 22, 1996, between the Company and IBJ Schroder Bank & Trust Company (the "Trustee"), so long as any of the Notes are outstanding, the Company is obligated to file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and copies of the information, documents and other reports which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act.


                                  THE COMPANY

     MIDCOM Communications Inc. provides long distance voice and data telecommunications services. As primarily a nonfacilities-based reseller, Midcom principally utilizes the network switching and transport facilities of Tier I long distance carriers, such as Sprint Corporation ("Sprint"), WorldCom, Inc. ("WorldCom") and AT&T Corp. ("AT&T"), to provide a broad array of integrated long distance telecommunications services on a seamless and highly reliable basis. Midcom's service offerings include basic "1 plus" and "800" long distance service, frame relay data transmission service, wireless service, dedicated private lines between customer locations and enhanced telecommunications services such as facsimile broadcast services and conference calling.


     Midcom focuses on serving small to medium-sized businesses. The Company believes that the larger long distance carriers, such as AT&T, Sprint, WorldCom and MCI Communications Corporation ("MCI"), tend to focus their sales and customer support efforts on residential and large commercial customers and do not routinely provide significant pricing discounts for small to medium-sized businesses. By purchasing large usage volumes from the facilities-based carriers at wholesale prices, Midcom seeks to offer its customers more favorable pricing than they could obtain from such carriers directly. In addition, the Company believes that businesses in this market segment do not typically have in-house telecommunications expertise and therefore require more assistance with the assessment and management of their telecommunications requirements. As a result, the Company believes that it is able to differentiate its service offerings from the larger carriers in this market segment on the basis of price, breadth of service offerings, customer service and support and the ability to provide customized solutions to the telecommunications requirements of its customers.


     Midcom believes that the Telecommunications Act of 1996 (the "Telecommunications Act") will substantially expand its market opportunities. The Telecommunications Act removes substantial legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange networks, to lease network components on an unbundled basis and to resell local telecommunications services. According to Federal Communications Commission ("FCC") and other industry estimates, in 1995 long distance providers reported revenue of $72.4 billion while local telecommunications providers reported revenue of $102.9 billion.

     Midcom was incorporated in the State of Washington in 1989. Its executive offices are located at 1111 Third Avenue, Seattle, Washington 98101, and its telephone number is (206) 628-8000.

                         FORWARD-LOOKING STATEMENTS AND
                  THE PRIVATE SECURITIES LITIGATION REFORM ACT

     Statements included or incorporated by reference herein concerning expectations for the future constitute forward-looking statements which are subject to a number of known and unknown risks, uncertainties and other factors which might cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements included or incorporated by reference herein include, but are not limited to, those concerning anticipated growth in sales, services-per-customer ratio and profitability; deployment of a network of high capacity local and long distance switching facilities; introduction of local and other additional telecommunications services; geographic expansion; increases in sales, customer service and other personnel; improvements in customer service; sales through new sales channels; adequacy of available sources of working capital to implement strategies; negotiation of more favorable carrier supply contacts; and expectations for growth in the telecommunications industry. Relevant risks and uncertainties include, but are not limited to, unanticipated actions by competitors, regulatory or other obstacles which restrict the Company's ability to implement local or other services, greater than expected costs to open new offices, install switching equipment or execute other aspects of the Company's growth strategy, greater than expected customer attrition, inability to hire and retain key personnel, unfavorable determinations of pending lawsuits or other disputes, inability to obtain more favorable pricing and other terms from suppliers, inability to secure additional sources of working capital if and when needed, inability to manage growth or integrate acquired operations and regulatory changes. Additional risks and uncertainties include those described in "Risk Factors" below and those described from time to time in the Company's other filings with the Commission, press releases and other communications.

                                  RISK FACTORS


     Prospective investors are strongly cautioned that an investment in the Securities offered hereby involves a very high degree of risk. The Company's ability to halt the deterioration of its results of operations and financial condition and successfully implement its operating strategy is subject to an unusual number of material risks and uncertainties. Prospective investors should not dismiss as "boilerplate" or "customary" disclosure the risk factors set forth below. The contingencies and other risks discussed below could affect the Company in ways not presently anticipated by its management and thereby impair its ability to continue as a going concern and materially affect the value of its debt and equity securities, including the Securities offered hereby. A careful review and understanding of each of the risk factors set forth below, as well as the other information contained in this Prospectus, is essential for an investor seeking to make an informed investment decision with respect to the Securities. The risk factors set forth below should be read in conjunction with the more detailed discussion of the Company's business which appears in the Company's reports filed with the Commission.


ABILITY TO CONTINUE AS A GOING CONCERN; NEED FOR ADDITIONAL WORKING CAPITAL


     As a result of Midcom's rapid growth, substantial operating losses, billing and collection cycle, acquisition strategy and other factors, the Company has required substantial external working capital. In addition to funds required for day to day operations, the Company's principal working capital requirements include capital expenditures (including those associated with the proposed installation of new switching facilities), interest and principal payable under the Notes and other contingencies and obligations. The Notes will mature on August 15, 2003. Interest on the Notes is due semi-annually on February 15 and August 15 of each year, in the aggregate amount of approximately $4.0 million for each payment. The report of the Company's independent auditors with respect to the Company's 1996 Consolidated Financial Statements set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 states that the Company's recurring operating losses and shareholders' deficit raise substantial doubt about the Company's ability to continue as a going concern. Similar going concern disclosure is contained in the auditor's report with respect to the Company's 1995 Consolidated Financial Statements. The Company's 1996 Consolidated Financial Statements were prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from this uncertainty.



     The Company's available sources of working capital at April 28, 1997 consisted of cash flow from operations and approximately $9.0 million in cash and short-term, investment grade, interest-bearing securities, which represented the remaining net proceeds from the Private Placement. Prior to completion of the Private Placement in August 1996, the Company had for several months experienced a severe working capital short-fall which required the Company to seek extended payment terms from certain of its suppliers, delay payments to many of its suppliers and other vendors, delay or cancel purchases and take other steps to conserve operating capital. Also, for several months prior to the completion of the Private Placement, the Company was in default of certain financial and other covenants under the Company's then-existing revolving credit facility (the "Transamerica Credit Facility"), although the lenders continued to permit borrowings under that facility. The existence of defaults under the Transamerica Credit Facility also constituted defaults under certain of the Company's capital leases. For these reasons, the auditor's report with respect to the Company's 1995 Consolidated Financial Statements included the going concern disclosure referred to above. In connection with the completion of the Private Placement and the application of the net proceeds therefrom to the repayment in full of all borrowings under the Transamerica Credit Facility, the lenders waived all then-existing defaults and amended the financial covenants under the facility to levels forecasted to be consistent with Midcom's revised business plan. However, the decline in revenue and related gross profit in the last two quarters of 1996, due in significant part to the unanticipated loss of revenue from a customer base which is the subject of a dispute, caused the Company again to be in default of certain financial covenants under the Transamerica Credit Facility. Due to the existence of these defaults and an insufficient borrowing base to satisfy a $20.0 million minimum excess availability requirement, no borrowings were available to the Company under the Transamerica Credit Facility and the lenders terminated the facility in January 1997.


     In February 1997, the Company entered into a new revolving credit agreement with Foothill Capital Corporation (the "Foothill Credit Facility") which will permit borrowings of up to $30.0 million (subject to borrowing base limitations) secured by substantially all of the assets of the Company. Borrowings under the Foothill Credit Facility will not be available until satisfaction of a number of conditions, consisting primarily of final documentation of security arrangements, which is expected to occur by the end of May 1997. In addition, in February 1997 the Company entered into a lease facility under which approximately $13.0 million is available for acquisition of capital equipment, which the Company expects to use primarily to finance the purchase of high capacity switching equipment.



     As of April 28, 1997, the Company estimated that it will require between $40.0 million and $50.0 million in order to fund operating losses, working capital requirements and capital expenditures during the remainder of 1997. The Company believes that it will be able to satisfy the conditions to borrowing under the Foothill Credit Facility by the end of May 1997. Assuming borrowings become and remain available under the Foothill Credit Facility and the Company achieves anticipated revenue growth, the Company believes that the remaining proceeds from the Private Placement together with funds available under the Foothill Credit Facility, leasing facilities and cash flow from operations will be sufficient to fund the Company's expected working capital requirements. However, the exact amount and timing of these working capital requirements and the Company's ability to continue as a going concern will be determined by numerous factors, including the level of, and gross margin on, future sales, the outcome of outstanding contingencies and disputes such as pending lawsuits, payment terms achieved by the Company and the timing of capital expenditures. Furthermore, there can be no assurance that borrowings under the Foothill Credit Facility will become and remain available or that this facility together with the Company's other anticipated sources of working capital will be sufficient to implement the Company's operating strategy or meet the Company's other working capital requirements. If (i) the Company experiences greater than anticipated capital requirements, (ii) the Company is determined to be liable for, or otherwise agrees to settle or compromise, any material claim against it, (iii) the Company is unable to make borrowings under any of its credit facilities for any reason, (iv) the implementation of the Company's operating strategy fails to produce the anticipated revenue growth and cash flows or (v) additional working capital is required for any other reason, the Company will be required to refinance all or a portion of its existing debt or obtain additional equity or debt financing. There can be no assurance that any such refinancing would be possible or that the Company would be able to obtain additional equity or debt financing, if and when needed, on terms that the Company finds acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of the Company's shareholders and the holders of the Notes. If the Company is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets or seek extended payment terms from its vendors. There can be no assurance that the Company would be able to reduce expenses or successfully complete other steps necessary to continue as a going concern. Such events would materially and adversely affect the value of the Company's debt and equity securities.


RECENT LOSSES AND ANTICIPATED FUTURE LOSSES

     The Company has experienced significant losses since its inception. Net losses for 1994, 1995 and 1996 were approximately $3.0 million, $33.4 million and $97.3 million, respectively. The execution of the Company's restructuring, network and marketing strategy will require the Company to substantially increase its investment in sales, marketing, capital equipment, systems development and other areas. The Company expects that a substantial portion of these expenditures will be made before the Company realizes a significant increase in revenue or an improvement in gross margin. The Company therefore expects that, during at least the first three quarters of 1997, operating costs will increase both in actual dollars and as a percentage of revenue and net losses will continue.


SUBSTANTIAL LEVERAGE



     The Company is highly leveraged. As of December 31, 1996, the Company's total indebtedness and shareholders' deficit was $112.1 million and $69.3 million, respectively. For the year ended December 31, 1996, the Company's earnings were insufficient to cover its fixed charges by $97.3 million. The Company's ability to make scheduled payments of the principal of, or interest on, its indebtedness, including the Notes, will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.


MATERIAL WEAKNESSES IN INTERNAL FINANCIAL CONTROLS


     In connection with the audit of Midcom's 1995 Consolidated Financial Statements, Midcom's independent auditors identified two conditions which were characterized as material weaknesses in its internal financial controls. One material weakness identified by the auditors was the failure of the accounting and finance systems to provide accurate information necessary to monitor the Company's financial position, results of operations and liquidity, as demonstrated by the restatement of the Company's third quarter results and the difficulties in completing the 1995 year-end audit which resulted in numerous material adjustments to preliminary fourth quarter results (see "-- Restatement of Financial Results"). Factors identified as contributing to this weakness and requiring immediate attention included insufficient staffing and systems to accommodate significant growth from acquisitions, transitional difficulties associated with major new information and billing systems, inadequate communication between senior management and the finance department and demands associated with the Company's initial public offering. The second material weakness identified by the auditors was the Company's process of estimating unbilled receivables. With respect to this material weakness, the auditors recommended that the Company review and revise, as necessary, all policies and procedures with regard to its reconciliation of unbilled receivables with actual billings to ensure that all unbilled amounts at a reporting date represent properly recorded revenue. As a result of operational and other changes implemented by the Company, on March 13, 1997 the Company's independent auditors reported to the Company's Audit Committee that the material weaknesses identified in connection with the 1995 audit have been corrected. However, in light of the volume of financial data to be processed, the reliance upon timely receipt of call data records from suppliers, the anticipated rate of growth of the Company, the demands on key financial personnel, the potential for turnover in key finance and accounting positions, the challenges associated with the integration of acquired businesses and other factors, there can be no assurance that the Company will not encounter other internal control weaknesses.


RESTATEMENT OF FINANCIAL RESULTS

     It is the Company's practice, which is common in the long distance industry, to include in reported revenue and accounts receivable an amount for unbilled calls equal to an estimate of the amount that will be billed and collected for calls occurring in that reporting period. During 1995, the Company converted its customer billing function for those calls for which it provides direct billing to a new billing system. The Company experienced difficulties in implementing the new billing system which caused an increased number of calls to be billed later than expected by the Company. Also, in the process of reconciling unbilled accounts as of December 31, 1995 with amounts ultimately billed, the Company discovered that certain reports generated by its new information management system that were used for recognizing unbilled revenue for the third quarter of 1995 failed to fully reflect all discounts that were properly included in the bills subsequently sent to the Company's customers. Primarily as a result of this failure, reported revenue was overstated for the third quarter of 1995 and the Company's Quarterly Report on Form 10-Q for that period had to be amended to restate reported results. In addition, the Company had previously been required to restate its financial statements for the year ended December 31, 1994 after determining that revenue and accounts receivable had been overstated by approximately $1.8 million net of reserves as a result of using historical averages of unbilled calls as the basis for its revenue estimates, a practice that the Company discontinued in the first quarter of 1995. In light of the volume of financial data to be processed, the reliance upon timely receipt of call data records from suppliers, the anticipated rate of growth of the Company, the demands on key financial personnel, the potential for turnover in key finance and accounting positions, the challenges associated with the integration of acquired businesses and other factors, there can be no assurance that the Company will not encounter additional billing delays or other difficulties in future financial reporting.

DISPUTES AND LITIGATION


     The Company, its Vice Chairman of the Board of Directors and largest shareholder, the Company's former President, Chief Executive Officer and a director, and the Company's former Chief Financial Officer are named as defendants in a securities action filed in the U.S. District Court for the Western District of Washington (the "Complaint"). The Complaint was filed on behalf of a class of purchasers of the Company's Common Stock during the period beginning on July 6, 1995, the date of the Company's initial public offering, and ending on March 4, 1996 (the "Class Period"). An amended complaint (the "Amended Complaint") was filed on July 8, 1996. In November 1996, the Court granted defendants' motion to dismiss plaintiff's Amended Complaint without prejudice and plaintiffs refiled a second amended complaint (the "Second Amended Complaint") on December 19, 1996 with limited changes or amendments. The Second Amended Complaint alleges, among other things, that the registration statement and prospectus relating to the Company's initial public offering contained false and misleading statements concerning the Company's billing software and financial condition. The Second Amended Complaint further alleges that, throughout the Class Period, the defendants inflated the price of the Common Stock by intentionally or recklessly making material misrepresentations or omissions which deceived the public about the Company's financial condition and prospects. The Second Amended Complaint alleges claims under the Securities Act and the Exchange Act as well as various state laws, and seeks damages in an unstated amount. In January 1997, the defendants filed a motion to dismiss the Second Amended Complaint claiming a failure by plaintiffs to plead with particularity and a failure to plead facts establishing scienter, both as required under the Exchange Act, and the failure to establish tracing to the prospectus relating to the Company's initial public offering, as required under the Securities Act. In April 1997, the Company's Board of Directors approved the terms of a proposed settlement of this lawsuit, pursuant to which the Company's insurer will provide a $1.0 million payment and the Company will issue approximately 420,000 shares of Common Stock, subject to possible adjustments. The settlement is subject to court approval, which is expected to occur in the second half of 1997.



     The Company was informed in May 1996 that the Commission was conducting an informal inquiry regarding the Company. The Company has voluntarily provided the documents requested by the Commission. In addition, the Commission has requested the Company's cooperation in interviewing certain current and former Company personnel and the Company is in the process of scheduling such interviews. However, the Company has not been informed whether the Commission intends to commence formal action against the Company or any of its affiliates. The Company is, therefore, unable to predict the ultimate outcome of the investigation. In the event that the Commission elects to initiate a formal enforcement proceeding, the Company and certain of its current and/or former officers could be subject to civil or criminal sanctions including monetary penalties and injunctive measures. Any such enforcement proceeding could have a material adverse effect on the Company's business, financial condition and results of operations.


     In addition, by virtue of its rapid growth, past acquisition activities and large volume of business with suppliers, the Company is involved in litigation or disputes with sellers of acquired operations, suppliers and other third parties.

     Although the Company intends to defend all litigation or other disputes vigorously, it is unable to predict the nature or timing of any resolution of such matters. If the Company is determined to be liable for, or otherwise agrees to settle or compromise, any claim, it would most likely be required to make a payment in the form of cash, indebtedness or equity securities. Depending on the size, type and timing of any such payment, it could materially impair the Company's limited capital resources or significantly dilute the Company's existing shareholders. See "-- Ability to Continue as a Going Concern; Need for Additional Working Capital." In addition, litigation, investigations and disputes could result in substantial legal costs to the Company and divert management's attention from the other business affairs of the Company for substantial periods of time.


MINIMUM VOLUME COMMITMENTS AND SHORTFALLS

     Midcom purchases from facilities-based carriers the long distance telecommunications services that it provides to its customers. The Company has entered into multiple-year supply contracts with Sprint, WorldCom and AT&T and from time to time acquires access to telecommunications services on a short-term basis from a number of other suppliers. To obtain favorable forward pricing from certain of its suppliers, the Company has committed to purchase minimum volumes of a variety of long distance services during stated periods whether or not such volumes are used. In the past, Midcom has fallen short of its minimum volume commitments with certain carriers and has renegotiated the commitment. There can be no assurance that the Company will not incur additional shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. If future shortfalls occur, the Company may be required to make substantial payments without associated revenue from customers or the supplier may terminate service and commence formal action against the Company. Such payments are not presently contemplated in the Company's capital budgets and would have a material adverse effect on the Company's business, financial condition and results of operation.

     Because of Midcom's commitments to purchase fixed volumes of use from certain of its suppliers at predetermined rates, the Company could be adversely affected if a supplier were to lower the rates it makes available to the Company's target market without a corresponding reduction in the Company's rates. Similarly, the Company could be adversely affected if its suppliers fail to adjust their overall pricing, including prices to the Company, in response to price reductions of other major carriers.

ABILITY TO IMPLEMENT NETWORK STRATEGY AND ENTER LOCAL MARKETS

     A key element of the Company's operating strategy is the deployment of dedicated switching facilities and the transition from primarily a nonfacilities-based reseller of long distance and other telecommunications services to a switch-based provider of integrated telecommunications services. The Company's ability to implement its network strategy may be impaired by technical, operational or other difficulties encountered in the installation or operation of the Company's sophisticated high capacity switching equipment. In addition, the Company's ability to enter into the local telecommunications market may be impaired by certain logistical challenges. Prior to selling local services to its customers, the Company must complete a number of operational, marketing and regulatory tasks, including the negotiation of interconnection agreements with local circuit providers, the development of a billing, provisioning and customer service capability and the creation of a local marketing, pricing and sales strategy.

ABILITY TO MANAGE GROWTH

     The Company intends to pursue substantial growth in connection with the implementation of its operating strategy. This growth will place significant demands on the Company's management and systems of financial and internal controls and will require an increase in the capacity, efficiency and accuracy of its billing and customer support systems. Moreover, this growth will require an increase in the number of the Company's personnel, particularly sales, customer service and technical personnel. The market for such personnel is highly competitive and there can be no assurance that the Company will be able to attract the personnel required by its operating strategy. Further, the

Company will be required to expand, train, motivate and manage its employee base. This will require an increase in the level of responsibility for both existing and new management personnel. There can be no assurance that the management skills and systems currently in place, or to be implemented in connection with the Company's operating strategy, will be adequate or that the Company will be able to assimilate its new employees successfully. Finally, the Company has experienced a high level of turnover in its sales force. The Company believes that this turnover is primarily attributable to the intense competition for, and the mobility of, qualified sales personnel endemic to the reseller segment of the telecommunications industry. Although one objective of the Company's operating strategy is to decrease the level of turnover in its sales force, there can be no assurance that this objective will be achieved. The Company's failure to attract and retain sufficient qualified personnel, to train, motivate and manage such personnel or to otherwise manage its growth could impair its ability to implement its operating strategy and could have a material adverse effect on its business, financial condition and results of operations.

DEPENDENCE UPON MANAGEMENT TEAM

     Midcom's ability to implement its operating strategy is highly dependent upon its ability to retain its senior management team. These individuals are generally in high demand and are often subject to competing employment opportunities. Midcom believes that it will need to retain key management personnel to meet the demands of its business. The loss of William H. Oberlin, the Company's President and Chief Executive Officer and one of the Company's directors, or the other key members of the management team could have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER ATTRITION

     Midcom's revenue is affected by customer attrition, a problem inherent in the long distance industry. The customer attrition experienced by the Company is attributable to a variety of factors, including the Company's termination of customers for non-payment and the marketing and sales initiatives of the Company's competitors such as, among other things, national advertising campaigns, telemarketing programs and the use of cash or other incentives. In particular, the Company commonly experiences high initial customer attrition from acquired customer bases as these customers are transitioned to the Company's services and systems. Although one of the objectives of the Company's operating strategy is to reduce customer attrition, there can be no assurance that this attrition will not remain at current levels or increase. Failure to reduce customer attrition could have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

     The telecommunications industry is characterized by rapidly evolving technology. Midcom believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards. Midcom intends to increase its efforts to develop new services; however, there can be no assurance that the Company will have the ability or resources to develop such new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors, or the inability of the Company to successfully respond to such a development, could render Midcom's existing products or services obsolete and could have a material adverse effect on the Company's business, financial condition and results of operations.

ABILITY TO INTEGRATE ACQUIRED OPERATIONS

     Midcom experienced rapid growth through the end of 1995. A significant portion of this growth, particularly in 1995, was attributable to acquisitions of customer bases and of other telecommunications service providers. For a number of reasons, the Company was not able to consolidate and integrate the sales and marketing, customer support, billing systems and other functions of certain of these acquired operations as quickly as anticipated. The Company may experience difficulties in the integration and consolidation of customer bases or operations acquired in the future. Pending such integration and consolidation, it may be necessary for the Company to maintain separate billing systems and other functions of the acquired operation, which could cause inefficiencies, add to operational complexity and expense, increase the risk of billing delays and financial reporting difficulties, increase customer attrition and impair the Company's efforts to cross-sell the products and services of the acquired operation. If the Company acquires customer bases or other operations in the future, difficulties encountered in integrating and consolidating such operations could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON INTEGRITY OF CALL DATA RECORDS

     Midcom depends on the timeliness and accuracy of call data records provided to it by facilities-based carriers supplying telecommunications services, and there can be no assurance that accurate information will consistently be provided by the carriers on a timely basis. Failure of the Company to receive prompt and accurate call data records from its suppliers will impair the Company's ability to bill its customers on a timely basis. Such billing delays could impair the Company's ability to collect amounts owed by its customers. Due to the multitude of billing rates and discounts which suppliers must apply to the calls completed by the Company's customers, and due to routine logistical issues such as the addition or termination of customers, the Company regularly has disagreements with its suppliers concerning the amounts invoiced for its customers' traffic. The Company pays its suppliers according to its own calculation of the amounts owed as recorded on the computer tapes provided by its suppliers. The Company's computations of amounts owed are frequently less than the amount shown on the suppliers' invoices. Accordingly, the suppliers may consider the Company to be in arrears in its payments until the amount in dispute is resolved. Although these disputes have generally been resolved on terms favorable to the Company, there can be no assurance that this will continue to be the case. Future disputes which are not resolved favorably to the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON FACILITIES-BASED CARRIERS

     Midcom does not currently own a transmission network and, accordingly, depends to a large extent on Sprint, WorldCom, AT&T and other facilities-based carriers for actual transmission of customer calls and other services. Further, the Company, like all other long distance providers, is dependent upon local exchange carriers for call origination (carrying the call from the customer's location to the long distance network of the interexchange carrier selected to carry the call) and termination (carrying the call off the interexchange carrier's network to the call's destination). The Company's ability to maintain and expand its business depends, in part, on its ability to obtain telecommunication services on favorable terms from facilities-based carriers and the cooperation of both interexchange and local exchange carriers in initiating and terminating service for its customers in a timely manner. FCC policy currently requires all common carriers, including interexchange carriers, to make their services available for resale and to refrain from imposing unreasonable restrictions on such resale. Further, the Telecommunications Act requires all incumbent local exchange carriers both to offer their services for resale at wholesale rates and to allow access to unbundled network elements at cost-based rates. The incumbent local exchange carriers are also required by the Telecommunications Act to provide all interexchange carriers, including the Company, with equal access for the origination and termination of long distance calls. If any of these requirements were eliminated, the adverse impact on the Company could be substantial. Access charges represent a substantial portion of the Company's current cost of service. The FCC, however, has undertaken to reform its universal service and access charge rules by May 1997, in order to rework the current universal service subsidy system and to move access charges toward the economic cost of originating and terminating long distance traffic. The level at which the FCC sets access charges and universal service contributions could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, implementation of a new access charge structure and repricing of local transport could place many interexchange carriers, including the Company, at a significant cost disadvantage relative to larger competitors. The FCC has also imposed on facilities-based interexchange carriers the obligation to track the payphone-originated tollfree and access code calls which they carry and to compensate payphone service providers for such calls, initially on a per-phone, and, commencing in October 1997, on a per-call basis, in amounts reflective of soon to be deregulated local coin rates.

TERMINATION OF SERVICE UNDER CARRIER SUPPLY CONTRACTS

     In the past, the Company has, from time to time, been substantially in arrears of its payment obligations to AT&T and other suppliers. Although the Company is generally entitled to be given notice of defaults and an opportunity to cure under the terms of its agreements with its interexchange suppliers before such service can be terminated, and although the Company has the ability to transfer its customers' traffic from one supplier to another, provisioning a customer that is not serviced by a Midcom switch to an alternate supplier takes several days. Accordingly, if a major supplier were to decline to continue to carry the Company's traffic, due to non-payment or otherwise, without sufficient notice for the Company to make alternate arrangements, there is a possibility that the customers serviced by that supplier would be temporarily without "1 plus" long distance calling which could have a material adverse effect on the Company's business, financial condition and results of operation.

COMPETITION

     The long distance telecommunications industry is highly competitive. A number of the Company's current and potential competitors have substantially greater financial, technical, marketing and other resources than the Company, and there can be no assurance that the Company will be competitive in this environment. The Company's ability to compete may also be impaired by its leveraged capital structure and limited capital resources.

     The long distance telecommunications industry is significantly influenced by the marketing and pricing activities of the major industry participants, including AT&T, MCI, Sprint and WorldCom. While the Company believes that AT&T, MCI and Sprint historically have chosen not to concentrate their direct sales efforts on small to medium-sized businesses, these carriers control approximately 85% of that market. Moreover, AT&T, MCI and Sprint have recently introduced new service and pricing options that are attractive to smaller commercial users, and there can be no assurance that they will not market to these customers more aggressively in the future. AT&T and, as an interim measure, the structurally separate interexchange affiliates of the seven regional Bell operating companies have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. These reclassifications may make it more difficult for the Company to compete for long distance customers. In addition, a significant number of large regional long distance carriers and new entrants in the industry compete directly with the Company by concentrating their marketing and direct sales efforts on small to medium-sized commercial users. Activities by competitors including, among other things, national advertising campaigns, telemarketing programs and the use of cash or other forms of incentives, contribute to significant customer attrition in the long distance industry.

     The Company contracts for call transmission over networks operated by suppliers who may also be the Company's competitors. Both the interexchange carriers and local exchange carriers providing transmission services for the Company have access to information concerning the Company's customers for which they provide the actual call transmission. Because these carriers are potential competitors of the Company, they could use information about the Company's customers, such as their calling volume and patterns of use, to their advantage in attempts to gain such customers' business. In addition, the Company's future success will depend, in part, on its ability to continue to buy transmission services and access from these carriers at a significant discount below the rates these carriers otherwise make available to the Company's targeted customers.

     Regulatory trends have had, and may have in the future, a significant impact on competition in the telecommunications industry. As the result of the Telecommunications Act, the regional Bell operating companies are now permitted to provide, and are providing or have announced their intention to provide, long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to and upon a finding by the FCC that a regional Bell operating company faces facilities-based competition and has satisfied a congressionally-mandated "competitive checklist" of interconnection and access obligations, it will also be permitted to provide long distance service within its local service area. The entry of these well-capitalized and well-known entities into the long distance service market could significantly alter the competitive environment in which the Company operates.

     The Telecommunications Act also removes most legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange network, to lease network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act seeks to facilitate the development of local telecommunications competition by requiring incumbent local exchange carriers, among other things, to allow end users to retain their telephone numbers when changing service providers and to place short-haul toll calls without dialing lengthy access codes. In response to these regulatory changes, AT&T, MCI and many of the Company's other long distance competitors have announced plans to enter the local telecommunications market.

     While the Telecommunications Act opens new markets to the Company, the nature and value of the resultant business opportunities will be dependent in large part upon subsequent regulatory interpretation of the statute's requirements. While the FCC has promulgated rules implementing the local competition provisions of the Telecommunications Act, these rules have been appealed and key provisions have been "stayed" pending the outcome of the appeals. Various state regulatory authorities are currently in the process of implementing the remaining FCC rules. The Company anticipates that incumbent local exchange carriers will actively resist competitive entry into the local telecommunications market and will seek to undermine the operations and the service offerings of competitive providers, leaving carriers such as the Company which are dependent on incumbent local exchange carriers for network services vulnerable to anti-competitive abuses. No assurance can be given that the local competition provision of the Telecommunications Act will be implemented and enforced by federal and state regulators in a manner which will permit the Company to successfully compete in the local telecommunications market or that subsequent legislative and/or judicial actions will not adversely impact the Company's ability to do so. Moreover, federal and state regulators are likely to provide incumbent local exchange carriers with increased pricing flexibility for their services as competition in the local market increases. If incumbent local exchange carriers are allowed by regulators to lower their rates substantially, engage in aggressive volume and term discount pricing practices for their customers, charge excessive fees for network interconnection or access to unbundled network elements or decline to make services available for resale at discounted wholesale rates, the ability of the Company to compete in the provision of local service could be materially and adversely affected.

REGULATION

     Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, negative effects on the Company and its ability to compete. The Company is subject to regulation by the FCC and by various state public service or public utility commissions as a non-dominant or resale provider of long distance services. The Company is required to file tariffs specifying the rates, terms and conditions of its international services with the FCC and is required to file tariffs or obtain other approvals in most of the states in which it operates. Neither the FCC nor the relevant state utility commissions currently regulate the Company's profit levels, but they often reserve the authority to do so. The large majority of states require long distance service providers to apply for authority to provide telecommunications services and to make filings regarding their activities. The multiplicity of state regulations makes full compliance with all such regulations a challenge for multistate providers such as the Company. There can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws and regulations.

     Pursuant to the terms of the 1984 court decree which required AT&T to divest its local exchange operations, the regional Bell operating companies were prohibited from providing long distance telecommunications service between certain defined geographic areas, known as Local Access Transport Areas or "LATAs." However, the Telecommunications Act allows for immediate provision by the regional Bell operating companies of long distance service outside their respective local telephone service areas as well as long distance service bundled with wireless, enhanced and certain other services. The Telecommunications Act also provides a mechanism for eventual entry by the regional Bell operating companies into the long distance market within their respective local service areas. The competition faced by the Company will increase significantly as the regional Bell operating companies expand their provision of inter-LATA services.

     As a result of a 1994 court decision, the Company became obligated to provide detailed rate schedules in all of its federal tariffs, and the Company could possibly be liable for damages for following an FCC policy which did not require the Company to file such detailed schedules of its domestic charges in the past. The FCC's policy, which would have implemented mandatory detariffing by August 1997, has now been stayed pending determination of the issue by the federal district court in Washington, D.C. Also, AT&T and, as an interim measure, the structurally separate interexchange affiliates of the regional Bell operating companies have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. The reclassifications may make it more difficult for the Company to compete for long distance customers.

     When the Company enters the local telecommunications market, it will be subject to regulation by various state public service and public utility commissions, often as a facilities-based provider. Virtually all states require local exchange providers to be certified prior to initiating service and to maintain on file with the state commissions detailed tariffs specifying rates, as well as terms and conditions, of service. The Company will be subject to a higher level of regulatory oversight as a local exchange provider than it has been as a long distance carrier. Among other things, the Company will be subject to a variety of additional service quality and consumer protection requirements, as well as requirements to provide emergency, handicapped and subsidized services. The states also impose additional reporting and prior approval requirements on local service providers. The multiplicity and volume of state regulations governing the provision of local service make full compliance with all such regulations even more of a challenge for multistate providers such as the Company than compliance with state regulations governing the provision of long distance service. As with the Company's provision of long distance service, there can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on the Company's provision of local exchange service or that regulators or third parties will not raise material issues with regard to the Company's compliance with laws and regulations applicable to its provision of such service.

SUBORDINATION OF NOTES


     The indebtedness evidenced by the Notes is subordinate to the prior payment in full of all Senior Indebtedness (as defined herein). In addition, because a portion of the Company's operations is conducted through its subsidiaries, claims of holders of indebtedness and of other creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness or pari passu indebtedness, that the Company or any of its subsidiaries may create, incur, assume or guarantee. During the continuance of any default (beyond any applicable grace period) in the payment of principal, premium, interest or any other payment due on Designated Senior Indebtedness (as defined herein), no payment of principal or interest on the Notes may be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal and interest on the Notes will be subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness and will be structurally subordinated to claims of creditors of each subsidiary of the Company. By reason of this subordination, in the event of the Company's dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. The Company's cash flows and ability to service debt, including the Notes, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to, or upon payments by those subsidiaries to, the Company. The ability of the Company's subsidiaries to make such distributions or payments may be subject to contractual or statutory restrictions. See "Description of Notes -- Subordination."

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     In the event of a Change of Control (as defined herein), each holder of Notes has the right to require that the Company repurchase the Notes in whole or in part at a redemption price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of repurchase. See "Description of Notes -- Repurchase of Notes at the Option of Holders Upon a Change of Control." If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay such redemption price for all Notes tendered by the holders thereof. See "Description of Notes -- Subordination." The Company's ability to pay such redemption price is, and may in the future be, limited by the terms of agreements then in place relating to indebtedness that constitutes Senior Indebtedness. If the Company is required to pay such redemption price, such payment could have a material adverse effect on the Company's liquidity, results of operations and financial condition. Moreover, the Company's repurchase obligation could have the effect of delaying, deferring or preventing a change of control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     As of April 28, 1997, there were 15,224,921 outstanding shares of Common Stock. Of these shares, approximately 8,200,000 shares were "restricted securities" subject to restrictions set forth in Rule 144 promulgated under the Securities Act, substantially all of which may be sold under Rule 144.



     As of April 28, 1997, the Company had reserved 4,090,309 shares of Common Stock under its stock option and stock purchase plans. Under the Company's stock option plans, as of April 28, 1997, options to purchase 3,898,074 shares of Common Stock were outstanding and options to purchase 371,202 shares of Common Stock were exercisable. At April 28, 1997, warrants to purchase 176,500 shares of Common Stock were outstanding. In addition, the Notes are convertible into shares of Common Stock at the option of the holder thereof at any time prior to maturity, unless previously redeemed, at the initial conversion price of $14.0875 per share, subject to adjustment in certain events. If the Notes outstanding as of April 28, 1997 were fully converted, the Company would be obligated to issue to the holders thereof an aggregate of 6,938,279 shares of Common Stock (not including an indeterminate number of shares that may be issued in connection with certain anti-dilution and other provisions). In addition, as of April 28, 1997 the Company had reached a tentative agreement to settle pending litigation pursuant to which the Company would issue approximately 420,000 shares of Common Stock, subject to possible increase or decrease based on the trading price of the Common Stock for a period preceding the effective date of the settlement.



     The Company has voluntarily filed a Registration Statement (file no. 333-25495) to register under the Securities Act the public resale of approximately 1,600,000 of certain shares of Common Stock issued in connection with various acquisitions or other transactions and subject to certain registration rights (the "Shelf Registration Statement"). The Company intends to maintain the effectiveness of the Shelf Registration Statement until approximately April 1998. In addition, the Company has filed the Registration Statement of which this Prospectus is a part to register under the Securities Act the public resale of the Notes and the Conversion Shares included herein. The Company is required to maintain the effectiveness of the Registration Statement for a period of three years from the completion of the Private Placement or, if shorter, when (i) all the Notes and Conversion Shares have been sold pursuant to the Registration Statement or (ii) the date on which there ceases to be outstanding any Notes or Conversion Shares. See "Description of Notes -- Registration Rights; Liquidated Damages," "Selling Securityholders" and "Plan of Distribution."


     Sales of substantial amounts of Common Stock in the public market under Rule 144, pursuant to the exercise of registration rights or otherwise, and even the potential for such sales, may have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

CONTROL BY PRINCIPAL SHAREHOLDERS


     At April 28, 1997, Midcom's directors and executive officers beneficially owned or had the power to vote approximately 43% of the Common Stock. Although such shareholders will not have the ability to control matters requiring shareholder approval, they may have the ability to influence the affairs and management of the Company and the elections of directors. This may have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock.


ANTI-TAKEOVER CONSIDERATIONS

     The Company is subject to the anti-takeover provisions of Chapter 23B.17 of the Washington Business Corporation Act (the "WBCA") which prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of a corporation involving a 20% shareholder unless determined to be at a fair price or approved by disinterested directors or two-thirds of the disinterested shareholders. In addition, Chapter 23B.19 of the WBCA prohibits a corporation registered under the Exchange Act from engaging in certain significant transactions with a 10% shareholder. Significant transactions include, among others, a merger with or disposition of assets to the 10% shareholder. Further, the Company's Amended and Restated Articles of Incorporation (the "Articles") require super-majority shareholder approval of certain business combinations and provide for a classified Board of Directors with staggered, three-year terms. Also, the Company has the authority to issue up to 10 million shares of preferred stock in one or more series and to fix the preferences and other rights thereof without any further vote or action by the Company's shareholders. The issuance of preferred stock, together with the effect of other anti-takeover provisions in the Articles and under the WBCA, may have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

VOLATILITY OF STOCK PRICE


     The market price of the Common Stock has been, and is likely to continue to be, volatile. There can be no assurance that the market price of the Common Stock will not fluctuate significantly from its current level. The market price of the Common Stock could be subject to significant fluctuations in response to a number of factors, such as actual or anticipated variations in the Company's quarterly operating results, the introduction of new products by the Company or its competitors, changes in other conditions or trends in the Company's industry, changes in governmental regulations, changes in securities analysts' estimates of the Company's, or its competitors' or industry's, future performance or general market conditions. In addition, stock markets have experienced extreme price and volume volatility in recent years, which has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of such companies. These broad market fluctuations may have a material adverse effect on the market price of the Common Stock.


LIMITATIONS ON DIVIDENDS

     Since its incorporation in 1989, the Company has not declared or paid cash dividends on its Common Stock, and the Company anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends. In addition, the terms of the Foothill Credit Facility prohibit the payment of cash dividends without the consent of the Company's lenders.

ABSENCE OF EXISTING MARKET FOR THE NOTES

     The Notes constitute a new issue of securities with no established trading market. The Company does not intend to list the Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation system. The Company has been advised by the Initial Purchasers that they intend to make a market in the Notes. However, the Initial Purchasers are not obligated to do so and any market-making activities may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the pendency of the Registration Statement of which this Prospectus is a part. Although the Notes are eligible for trading in the PORTAL Market upon issuance, no assurance can be given that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. Further, if a market for the Notes develops, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, perceptions of the Company's creditworthiness, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities, the financial condition of the Company and other factors, the Notes may trade at a discount from their principal amount.

                                USE OF PROCEEDS

     The Notes and the Conversion Shares are offered by the Selling Securityholders and, accordingly, the Company will not receive any of the proceeds from the sales thereof. Further, the Company will not receive any proceeds from the issuance of Conversion Shares upon conversion of the Notes.

                            SELLING SECURITYHOLDERS

     The following table sets forth certain information as of the date hereof with respect to the aggregate principal amount of the Notes beneficially owned by each of the Selling Securityholders which may be offered from time to time pursuant to this Prospectus. Each Selling Securityholder is registering the entire amount of the Notes set forth opposite its name below. In addition, each Selling Securityholder is registering the entire number of Conversion Shares which may be issued upon conversion of the Notes set forth opposite its name below. The exact number of Conversion Shares which may be issued upon conversion of the Notes cannot be determined until the date of such conversion, as the conversion price is subject to adjustment upon the occurrence of certain dilutive events. See "Description of Notes." At the initial conversion price of $14.0875 per share, each $1000 principal amount of Notes entitles the holder thereof to 70.985 shares of Common Stock. Further, because the Selling Securityholders may sell pursuant to this Prospectus all or some part of the Securities which they beneficially own and because such offer is not being underwritten on a firm commitment basis, no estimate can be made of the principal amount of Notes or the number of Conversion Shares each Selling Securityholder may retain upon completion of the offering pursuant to this Prospectus. See "Plan of Distribution."


                                                                                  PRINCIPAL
                                                                                  AMOUNT OF
                                                                                    NOTES
                                                                                 BENEFICIALLY
                        NAME OF SELLING SECURITYHOLDER                              OWNED
------------------------------------------------------------------------------   ------------
Ardsley Partners Fund I, L.P..................................................   $  1,500,000
Ardsley Partners Fund II, L.P.................................................      1,500,000
Ardsley Partners Institutional Fund, L.P......................................      1,000,000
Austin Firefighters...........................................................         95,000
Baptist Hospital of Miami.....................................................         65,000
Boston College Endowment......................................................        235,000
Boston Museum of Fine Arts....................................................         25,000
Credit Suisse First Boston....................................................        500,000
Delta Air Lines Master Trust..................................................      1,890,000
Eaton Vance Total Return Portfolio............................................     10,000,000
Employer's Reinsurance Corporation............................................        250,000
Engineers Joint Pension Fund..................................................        130,000
Equi-Select Growth & Income Portfolio.........................................        200,000
Forrest Fulcrum Fund LP.......................................................        850,000
Forrest Fulcrum Fund LTD......................................................        300,000
Foundation Account No. 1......................................................        200,000
Hartford Fire Insurance Company...............................................        500,000
Hatchbeam & Co................................................................        250,000
Haussmann Holdings............................................................      3,100,000
John M. Orehek(1).............................................................        250,000
Lincoln National Convertible Securities Fund..................................        825,000
Lincoln National Life Insurance...............................................      2,110,000
LSM Ltd.......................................................................        100,000
Marvin C. Moses Trust(2)......................................................        250,000
MFS Emerging Growth Fund......................................................      4,600,000
MFS Equity Income Fund........................................................          5,000
Montgomery Small Cap Partners, L.P............................................        400,000
Montgomery Small Cap Partners II, L.P.........................................      1,000,000
Montgomery Small Cap Partners III, L.P........................................        400,000
Museum of Fine Arts, Boston...................................................        100,000
New Hampshire State Retirement System.........................................        610,000
Nicholas Applegate Income & Growth Fund.......................................        785,000

                                                                                  PRINCIPAL
                                                                                  AMOUNT OF
                                                                                    NOTES
                                                                                 BENEFICIALLY
                        NAME OF SELLING SECURITYHOLDER                              OWNED
------------------------------------------------------------------------------   ------------
Nosrob........................................................................   $    500,000
Occidental College............................................................         80,000
OCM Convertible Limited Partnership...........................................        150,000
OCM Convertible Trust.........................................................      2,720,000
Paul H. Pfleger(3)............................................................        450,000
Paloma Securities L.L.C.......................................................      1,000,000
Promutual.....................................................................        510,000
Putnam Balanced Retirement Fund...............................................        250,000
Putnam Convertible Income-Growth Trust........................................      3,775,000
Putnam Convertible Opportunities & Income Trust...............................        665,000
Quota Fund N.V................................................................      2,600,000
Robertson Stephens Emerging Growth Fund.......................................      1,000,000
Robertson Stephens Growth & Income Fund.......................................      2,000,000
San Diego City Retirement.....................................................        265,000
San Diego County..............................................................        925,000
Societe Generale Securities Corporation.......................................        425,000
State Employees Retirement Fund of the State of Delaware......................        690,000
State of Connecticut Combined Investment Funds................................      2,050,000
Swiss Bank Corporation -- London Branch.......................................      4,300,000
United National Life Insurance................................................         45,000
Vanguard Convertible Securities Fund, Inc.....................................      2,000,000
Wake Forest University System.................................................        205,000
Weirton Trust.................................................................        270,000
William H. Oberlin Trust Dated 8/19/93(4).....................................      2,650,000
Winchester Convertible Plus, Ltd..............................................        800,000
The Zrno Family Living Trust(5)...............................................        400,000
Unnamed holders of Securities or any future transferees, pledgees, donees or
  successors of or from any such unnamed holder...............................     32,993,000
                                                                                 ------------
     TOTAL....................................................................   $ 97,743,000
                                                                                 ============


---------------


(1) As of April 28, 1997, Mr. Orehek, a director of the Company, has beneficial ownership of 2,163,280 shares of Common Stock. Of these shares, Mr. Orehek has sole voting and investment power with respect to 482,676 shares of Common Stock owned by Madrona Ridge Limited Partnership by virtue of being the President and sole director of the corporate general partner of this limited partnership. In addition, Mr. Orehek shares voting and investment power with respect to 1,666,667 shares of Common Stock held by US Online Communications L.L.C. Also included are 13,937 shares of Common Stock subject to options exercisable within 60 days of April 28, 1997.



(2) Represents Notes held by a trust established by Mr. Moses, a director of the Company, in which he has a beneficial ownership. As of April 28, 1997, Mr. Moses also has beneficial ownership of 50,737 shares of Common Stock. All such shares represent shares of Common Stock subject to options exercisable within 60 days of April 28, 1997.



(3) As of April 28, 1997, Mr. Pfleger, the Vice Chairman of the Company's Board of Directors, has beneficial ownership of 5,633,901 shares of Common Stock. Of these shares, Mr. Pfleger has sole voting and investment power with respect to 3,993,297 shares of Common Stock owned by Black Creek Limited Partnership by virtue of being the President and sole director of the corporate general partner of this limited partnership. In addition, Mr. Pfleger shares voting and investment power with respect to 1,666,667 shares of Common Stock held by US Online Communications L.L.C. Also included are 13,937 shares of Common Stock subject to options exercisable within 60 days of April 28, 1997.

(4) Represents Notes held by a trust established by Mr. Oberlin, the President, Chief Executive Officer and a director of the Company, in which he has a beneficial ownership. As of April 28, 1997, Mr. Oberlin also has beneficial ownership of 242,945 shares of Common Stock. All such shares represent shares of Common Stock subject to options exercisable within 60 days of April 28, 1997.



(5) Represents Notes held by a trust established by Mr. Zrno, the Chairman of the Company's Board of Directors, in which he has a beneficial ownership. As of April 28, 1997, Mr. Zrno also has beneficial ownership of 50,737 shares of Common Stock. All such shares represent shares of Common Stock subject to options exercisable within 60 days of April 28, 1997.


     Information concerning the Selling Securityholders may change from time to time and, to the extent required, will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. In addition, information concerning the unnamed holders of Securities will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part as such information becomes available to the Company. No such holder may offer Securities pursuant to the Registration Statement of which this Prospectus is a part until such holder is included as a Selling Securityholder in a Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. To the Company's knowledge, none of the Selling Securityholders named above has, or has had within the last three years, any material relationship with the Company except as set forth in "Certain Transactions." The table above and the disclosure concerning material relationships between the Selling Securityholders and the Company is based upon information furnished to the Company by the Trustee, by The Depositary Trust Company and by or on behalf of the Selling Securityholders. The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Conversion Shares to the public pursuant hereto other than selling commissions and fees. See "Plan of Distribution."

                              CERTAIN TRANSACTIONS

     In June 1994, the Company issued to Paul Pfleger, Vice Chairman of the Company's Board of Directors, 859,653 shares of Series A Redeemable Preferred Stock in consideration of (i) the contribution to the Company by Mr. Pfleger of two notes payable by the Company to Mr. Pfleger, net of a receivable for the benefit of the Company from Mr. Pfleger in the amount of $1,233,846 and (ii) the assumption by Mr. Pfleger of a note payable by the Company by December 31, 2002 to Mr. McCaugherty in the amount of $4,864,795 which included accrued interest at the rate of 12% per annum. The two notes payable by the Company which were contributed by Mr. Pfleger were for an aggregate of $6,865,578, including accrued interest. The Company's receivable from Mr. Pfleger arose from his assignment to the Company earlier in 1994 of his right to receive payments later in 1994 from a third party, for which the Company paid $1.2 million. Remaining principal and accrued interest under the Company's notes payable to Mr. Pfleger, aggregating $1.9 million, were paid in June 1994, and there were no related party notes outstanding as of December 31, 1994. In July 1995, the Company redeemed all of the shares of Series A Redeemable Preferred Stock held by Mr. Pfleger for $8.6 million.

     Mr. Pfleger owns 88% of Quest West, Inc. ("Quest West"), formerly one of two corporate general partners of Quest America LP ("Quest LP"). John Orehek, a director of the Company, was formerly the sole limited partner of Quest LP. Messrs. Pfleger and Orehek are directors and Mr. Orehek's an officer of Quest West. Quest West sold its 84.995% general partnership interest and Orehek sold the 0.005% limited partnership interest in Quest LP in June 1995 to Quest America Management Inc. ("Quest America"), the other corporate general partner of Quest LP, for a total consideration of $838,000 of which $100,000 was paid in cash and the balance represented by a note from Quest America. An option previously granted to the Company by Messrs. Pfleger and Orehek to purchase their interests in Quest West and Quest LP for a total amount equal to the amount paid to acquire their respective interests was terminated in October 1995 on the basis that there was no current or potential value to the Company to be realized upon exercise of the option. Quest LP received approximately $214,000 in commissions from the Company on 1995 invoices pursuant to a distribution agreement between Quest LP and the Company. All commissions otherwise due to Quest LP for the period November 1995 through September 1996 were applied to the outstanding amounts owed by Quest LP to Midcom for long distance services of approximately $142,000.

     In June 1995, Mr. Pfleger agreed in writing to indemnify and hold the Company harmless from any costs, expenses or other liabilities incurred by the Company in connection with a claim asserted in June 1995 by an affiliate of the co-general partner of Quest LP that he or an affiliated party is entitled to purchase 3% of the Company's outstanding stock for $1 million. The Company believes that no such right exists and that this claim is without merit.

     Effective May 1996, the Company entered into an employment agreement with William H. Oberlin, the Company's President and Chief Executive Officer. The agreement provides for a monthly base salary of $25,000 per month as well as certain other compensation, subject to annual review by the Board of Directors. The agreement requires that, on or before August 30, 1996, the Company's Board of Directors formulate and adopt a bonus plan for the year ending December 31, 1996. However, the parties have instead agreed to permit Mr. Oberlin to add an amount equal to his base salary of $175,000 paid in 1996 to the basis used in 1997 or 1998, as Mr. Oberlin may elect, for purposes of calculating his bonus to be paid in 1998 or 1999, as the case may be. The agreement further provides that for each calendar year starting January 1, 1997, the Board of Directors is to establish a bonus formula structured to pay out one hundred percent of Mr. Oberlin's base salary if the Company meets certain quantitative and qualitative targets set forth in its annual business plan, or a greater or lesser percentage of the base salary in proportion to the amount by which the Company exceeds or falls short of such targets. The Company's Board of Directors has not yet established the quantitative and qualitative measurements upon which the 1997 and 1998 bonuses are to be determined. In connection with entering into the agreement, the Company has granted Mr. Oberlin options to purchase 1,214,724 shares of Common Stock pursuant to the Stock Option Plan. The options vest ratably over a five-year period, with the first twenty percent (20%) installment vesting in May 1997, and are exercisable for $8.00 per share. In the event that Mr. Oberlin's employment is terminated by the Board of Directors "without cause," or if Mr. Oberlin voluntarily resigns within 180 days of a "change of control" of the Company (as such terms are defined in the agreement), Mr. Oberlin is entitled to two years severance. In the event that Mr. Oberlin's employment is terminated by mutual agreement, or if Mr. Oberlin voluntarily resigns under certain limited circumstances, Mr. Oberlin is entitled to 12 months severance. Severance equals the sum of (i) the annualized base salary at the time of termination, and (ii) either the average annual bonuses for the fiscal years preceding termination or, if no bonuses have been established or paid for such period, the annualized base salary at the time of termination. Severance is payable in equal monthly installments, without interest, commencing on the last day of the month of termination. In the event that Mr. Oberlin is entitled to severance, he will continue to receive medical, life, disability and group term life insurance benefits (or the cash equivalent thereof), and options granted to him under the Stock Option Plan will continue to vest, during the applicable severance period as if his employment had not been terminated. In the event of Mr. Oberlin's death, vesting of options otherwise vesting over the two-year period following his death will be accelerated. The agreement also contains a non-interference provision pursuant to which Mr. Oberlin has agreed, for a period of six months after the termination of his employment, to preserve the confidentiality of the Company's customer list, to refrain from actively soliciting the Company's customers existing at the date of termination and to refrain from soliciting or hiring the Company's executive or management level employees.

     Effective May 1996, the Company entered into consulting agreements with Marvin C. Moses and John M. Zrno pursuant to which Messrs. Moses and Zrno (collectively, the "Consultants") have each agreed to provide consulting services to the Company with respect to (a) identifying and assisting in the negotiation and closing of new business acquisitions, (b) establishing investor and other strategic relations, and (c) advising the Company's Board of Directors on critical strategic financial matters. Under the consulting agreements, the Consultants are to make themselves reasonably available to the Company's Board of Directors and are to devote approximately twenty-five percent (25%) of their time and efforts to the Company's affairs. Pursuant to the consulting agreements, the Company is required to pay each of the Consultants a retainer of $8,333 per month. In addition, in connection with the consulting agreements, the Company has granted to each of these individuals options for the purchase of 253,681 shares of Common Stock pursuant to and in accordance with the Stock Option Plan. The options vest ratably over a five-year period, with the first twenty percent (20%) installment vesting in May 1997, and are exercisable for $8.00 per share. The consulting agreements each terminate after a period of five years beginning on June 1, 1996, unless terminated earlier in accordance with the terms thereof. The Company has the right to terminate the consulting agreements at any time for cause, as defined therein. The Company or either of the Consultants may terminate the consulting agreements, or reduce the time required to be devoted to the Company thereunder, at any time upon 30 days prior written notice, in which case the Consultant's retainer and unvested stock options shall be reduced proportionately.

     On April 4, 1996, the Company entered into an agreement with Tie Communications, Inc. ("Tie"), appointing Tie as an independent distributor for selling the Company's long distance services. Mr. Pfleger and Mr. Orehek together own 95.2% of Tie. Mr. Moses is a director of Tie. Through December 31, 1996, no commissions had been paid to Tie pursuant to this agreement.

     William H. Oberlin, John M. Zrno, Marvin C. Moses, Paul Pfleger and John M. Orehek beneficially own $2,650,000, $400,000, $250,000, $450,000 and $250,000
principal amount of Notes, respectively. Mr. Oberlin is the Company's President and Chief Executive Officer as well as a director of the Company. Mr. Zrno is Chairman of the Company's Board of Directors. Mr. Pfleger is Vice Chairman of the Company's Board of Directors. Messrs. Moses and Orehek are directors of the Company. The foregoing individuals own the Notes on the same terms, and subject to the same conditions, applicable to all other holders of the Notes. The Notes held by the foregoing individuals (or their assignees) and the Conversion Shares issuable upon conversion of such Notes, are included in the Registration Statement of which this Prospectus is a part.

                              PLAN OF DISTRIBUTION


     The Selling Securityholders may sell all or a portion of the Securities offered hereby from time to time while the Registration Statement of which this Prospectus is a part remains effective. Pursuant to the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the Registration Statement for a period of three years from the completion of the Private Placement or, if shorter, when (i) all the Securities have been sold pursuant to the Registration Statement or (ii) the date on which there ceases to be any outstanding Securities. The Company has been advised by the Selling Securityholders that the Securities may be sold on terms to be determined at the time of such sale through customary brokerage channels, negotiated transactions or a combination of these methods, at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. There is no assurance that the Selling Securityholders will sell any or all of the Securities offered hereby. Each of the Selling Securityholders reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Securities to be made directly or through agents. The Company will receive no portion of the proceeds from the sale of the Securities offered hereby. The aggregate proceeds to the Selling Securityholders from the sale of the Securities offered hereby will be the purchase price of such Securities less any discounts or commissions.


     The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, may sell Securities from time to time directly to purchasers or through agents, dealers or underwriters to be designated by the Selling Securityholders from time to time who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any agents, broker-dealers or underwriters that participate with the Selling Securityholders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, commissions or concessions received by such broker-dealers, agents or underwriters and any profit on the resale of the Securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     A Selling Securityholder may elect to engage a broker or dealer to effect sales of the Securities in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by a Selling Securityholder may arrange for other brokers or dealers to participate. Broker-dealers may agree with the Selling Securityholders to sell a specified number of such Securities at a stipulated price, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Securityholder, to purchase as principal any unsold Securities at the price required to fulfill the broker-dealer commitment to such Selling Securityholder. Broker-dealers who acquire Securities as principal may thereafter resell such Securities from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Securities commissions as described above. To the extent required, the aggregate principal amount of the specific Notes or the number of Conversion Shares to be sold, the names of the Selling Securityholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

     The Securities originally issued by the Company in the Private Placement contained legends as to their restricted transferability. These legends will not be necessary with respect to any Securities sold pursuant to, and during the effectiveness of, the Registration Statement of which this Prospectus is a part. Upon the transfer by the Selling Securityholders of any of the Securities, new certificates representing such Securities will be issued to the transferee, free of any such legends.


     Under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously bid for or purchase securities of the same class for a period of at least two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation the rules contained in Regulation M, in connection with the transactions in the Securities during the effectiveness of the Registration Statement of which this Prospectus is a part. The foregoing may affect the marketability of the Common Stock and any market making activities with respect to the Common Stock.


     To comply with the securities laws of certain states, if applicable, the Securities will be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be offered or sold unless they have been registered or qualified for sale in such state or an exemption from the registration or qualification requirement is available and is complied with.

     The Company will pay all expenses incident to the offering and sale of the Securities to the public other than underwriting discounts, selling commissions and fees. Pursuant to the Registration Rights Agreement, the Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Prior to the date hereof, there has been no public market for the Notes and there can be no assurance regarding the future development of a market for the Notes. The Notes are eligible for trading on the PORTAL Market; however, no assurance can be given as to the liquidity of, or trading market for, the Notes. The Company has been advised by the Initial Purchasers that they intend to make a market in the Notes. However, the Initial Purchasers are not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. Accordingly, no assurance can be given as to the liquidity of or the trading market for the Notes.

                              DESCRIPTION OF NOTES

     Set forth below is a summary of certain provisions of the Notes. The Notes were issued pursuant to an indenture (the "Indenture") between the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). The following summary of the Notes, the Indenture and the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture and the Registration Rights Agreement, including the definitions therein. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture.

     As used in this Description of Notes, "the Company" refers to MIDCOM Communications Inc., exclusive of its subsidiaries.

GENERAL

     The Notes are unsecured, subordinated, general obligations of the Company, and will mature on August 15, 2003. The Notes bear interest from the date of issuance, or from the most recent date to which interest has been paid or provided for, at the rate stated on the cover page hereof, payable in arrears on February 15 and August 15 of each year commencing on February 15, 1997, to holders of record on the immediately preceding February 1 and August 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal, premium, if any, interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within The City of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of the Notes named in the register of holders (the "Register") maintained by the Trustee (such holders referred to herein as the "Holders") at their respective addresses set forth in the Register; provided that all payments with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose.

     The Notes have been issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "-- Repurchase of Notes at the Option of Holders Upon a Change of Control."

CONVERSION RIGHTS

     The Holder of any Note has the right to convert such Note, or any portion thereof which is an integral multiple of $1,000, into shares of Common Stock of the Company at any time prior to maturity (unless earlier redeemed or repurchased), initially at the conversion price stated on the cover page hereof (which is equivalent to a conversion rate of 70.985 shares per $1,000 principal amount of Notes), subject to adjustment as described below (the "Conversion Price"). The right to convert Notes called for redemption will terminate at the close of business on the Business Day immediately preceding the Redemption Date (as defined below) (unless the Company defaults in making the payments due upon redemption, in which case the conversion right shall not terminate until the close of business on the date such default is cured and such Notes are redeemed). A Note for which a Holder has delivered a notice exercising the option of such Holder to require the Company to repurchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by such Holder to the Company (or an agent designated by the Company for such purpose) prior to the close of business on the Repurchase Date (as defined below) in accordance with the terms of the Indenture. The Notes are convertible at the offices or agencies of the Company maintained for such purposes in The City of New York.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision, combination or reclassification of the outstanding Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights, warrants or options to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined in the Indenture; (iv) the distribution of shares of Capital Stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends payable exclusively in cash) to all or substantially all holders of Common Stock; (v) the distribution to all or substantially all of the holders of Common Stock of rights or warrants to subscribe for Capital Stock (other than Common Stock) at a price per share less than the then current market price per share of such Capital Stock; (vi) the issuance of Common Stock for a price per share less than the current market price per share (determined as set forth below) on the date the Company fixes the offering price of such additional shares (other than issuances of Common Stock under certain employee benefit plans of the Company and certain other issuances described in the Indenture);
(vii) the distribution, by dividend or otherwise, of cash (excluding any cash portion of a distribution resulting in an adjustment pursuant to clause (iv) above) to all holders of Common Stock in an aggregate amount that, combined together with (A) all other distributions of cash that did not trigger a Conversion Price adjustment to all holders of Common Stock within the 12 months preceding the date fixed for determining the shareholders entitled to such distribution plus (B) any cash and the fair market value of consideration that did not trigger a Conversion Price adjustment payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock (as described in clause (viii) below) consummated within the 12 months preceding the date fixed for determining the shareholders entitled to such distribution, exceeds 15% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of shareholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; and (viii) the completion of a tender offer made by the Company or any of its subsidiaries for Common Stock involving an aggregate consideration that, together with (A) any cash and the fair market value of any consideration that did not trigger a Conversion Price adjustment paid or payable in respect of any previous tender offer by the Company or its subsidiary for Common Stock consummated with the 12 months preceding the consummation of such tender offer plus (B) the aggregate amount of any distribution of cash that did not trigger a Conversion Price adjustment (as described in clause (vii) above) to all holders of Common Stock within the 12 months preceding the consummation of such tender offer, exceeds 15% of the product of the current market price per share (determined as set forth below) immediately prior to the expiration of such offer times the number of shares of Common Stock outstanding at the expiration of such offer. In the event of a distribution to all or substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's Capital Stock (other than those referred to in clause (iii) above), the Company may, instead of making an adjustment in the Conversion Price, make proper provisions so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     If any Note is converted between the Record Date for the payment of interest and the next succeeding Interest Payment Date, such Note must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted (unless such Note shall have been called for redemption, in which case no such payment shall be required), and the interest on the principal amount of the Note being converted will be paid on such next succeeding Interest Payment Date to the registered holder of such Note on the immediately preceding Record Date, except as provided in the Indenture. A Note converted on an Interest Payment Date need not be accompanied by any payment, and the interest on the principal amount of the Note being converted will be paid on such Interest Payment Date to the registered holder of such Note on the immediately preceding Record Date. Subject to the aforesaid right of the registered holder to receive interest, no payment or adjustment will be made on conversion for interest accrued on the converted Note or for dividends on the Common Stock issued on conversion. Fractional shares of Common Stock shall not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock on the first business day prior to the day of conversion, as provided in the Indenture.

     In the Indenture, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

     In case of any consolidation or merger of the Company with or into any other corporation, or in the case of any consolidation or merger of another corporation into the Company in which the Company is the surviving corporation, involving in either case a reclassification, conversion, exchange or cancellation of shares of Common Stock, or any sale or transfer of all or substantially all of the assets of the Company, the Holder of each Note shall, after such consolidation, merger, sale or transfer, have the right to convert such Note into the kind and amount of securities or other property, which may include cash, which such Holder would have been entitled to receive upon such consolidation, merger, sale or transfer if such Holder had held the Common Stock issuable upon the conversion of such
Note immediately prior to the effective date of such consolidation, merger, sale or transfer.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the Company's option prior to August 15, 2001. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part (in any integral multiple of $1,000), upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), if redeemed during the 12-month period beginning on August 15 of the years indicated:

                                     YEAR                             PERCENTAGE
            -------------------------------------------------------   ----------
            2001...................................................     101.179%
            2002 and thereafter....................................     100.000

in each case together with accrued but unpaid interest and Liquidated Damages, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange or national market system, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 principal amount or less shall be redeemed in part. Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portion thereof called for redemption, unless the Company defaults in its obligations with respect thereto.


     The Notes do not have the benefit of any sinking fund.


REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     The Indenture provides that in the event that a Change of Control (as defined below) has occurred, each Holder will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 60 days after the occurrence of such Change of Control at a cash price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages, if any, to the Repurchase Date (the "Repurchase Price"). The Repurchase Offer shall be made within 30 days following a Change of Control and shall remain open for a period specified by the Company but not less than 20 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer in the manner described below. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended to the extent required;

however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 90 days of the Change of Control.

     The Indenture provides that a "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than a Permitted Holder, is or becomes the "beneficial owner," directly or indirectly, of shares representing more than 50% of the combined total voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other person or conveys, transfers or leases, whether directly or indirectly, all or substantially all of its assets to any person, or any other person merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the shareholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion inter se as their ownership of the Voting Stock immediately before such transaction, (iii) at any time the Continuing Directors (as defined below) do not constitute the majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company), or (iv) the Common Stock of the Company (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange or approved for trading on an established automatic over-the-counter trading market in the United States. "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of the Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

     On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

     The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. In addition, no assurances can be given that the Company will be able to acquire the Notes tendered upon the occurrence of a Change of Control.

     For purposes of the definition of Change of Control, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issuance Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issuance Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Initial Purchasers.

     The provisions of the Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control, as set forth above. In addition, the Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its Subsidiaries providing similar rights to the holders thereof.

     To the extent applicable and if required by law, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of Holders upon a Change in Control.

     The right to require the Company to repurchase Notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provision of the Notes. See "-- Subordination." Failure of the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions.

SUBORDINATION

     The payment of principal, premium, if any, interest and Liquidated Damages, if any, on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to the creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of the Senior Indebtedness will be entitled to receive payment in full of all obligations in respect of such Senior Indebtedness before the Holders will be entitled to receive any payment with respect to the Notes.

     In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full of all obligations in respect of such Senior Indebtedness before the Holders are entitled to receive any payment or distribution in respect of the Notes. The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest, rent or other Obligations in respect of Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days shall have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis of a subsequent Payment Blockage Notice.

     By reason of the subordination provisions described above, in the event of the Company's liquidation or insolvency, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrences of any Event of Default under the Indenture.

     The Notes are obligations exclusively of the Company. Since certain operations of the Company are conducted through its Subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.

     Any right of the Company to receive assets of any of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

     As of December 31, 1996, the Company had approximately $15.8 million of indebtedness outstanding that would have constituted Senior Indebtedness (excluding liabilities of a type not required to be reflected as a liability on the balance sheet of the Company in accordance with GAAP) and approximately $3.5 million of indebtedness outstanding and other obligations of Subsidiaries of the Company (excluding intercompany liabilities and liabilities of a type not required to be reflected as a liability on the balance sheet of such Subsidiaries in accordance with GAAP) as to which the Notes would have been structurally subordinated. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company is permitted to create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness and other liabilities which any Subsidiary is permitted to create, incur, assume or guarantee.

     In the event that, notwithstanding the foregoing, the Trustee or any Holder receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness, and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the caption "-- Repurchase of Notes at the Option of Holders Upon a Change of Control"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, is an amount which, in the aggregate, is equal to or greater than $10 million; (vi) failure by the Company or any of its Subsidiaries to pay final judgments in an amount which, in the aggregate, exceeds $10 million and which judgments are not paid, discharged, bonded or stayed within 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of all Holders waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

     The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation, Person or entity formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; and (iii) immediately after such transaction no Default or Event of Default exists.

REPORTS

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, an audit report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing). In addition, the Company has agreed to furnish to the Holders or beneficial holders of the Notes or the underlying Common Stock and prospective purchasers of the Notes or the underlying Common Stock designated by the Holders of the Notes or the underlying Common Stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note is treated as the owner of the Note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase of Notes at the Option of Holders Upon a Change of Control"),
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium, if any, interest or Liquidated Damages, if any, on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase of Notes at the Option of Holders Upon a Change of Control") (viii) modify the conversion or subordination provisions of the Indenture in a manner adverse to the Holders of the Notes or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes sold within the United States to qualified institutional buyers ("Qualified Institutional Buyers") have been issued in the form of a Rule 144A Global Note. The Rule 144A Global Note has been deposited with, or on behalf of, The Depositary Trust Company ("DTC") and registered in the name of DTC or its nominee (the "Global Note Holder"). Except as set forth below, the Rule 144A Global Note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Rule 144A Global Note directly through DTC if they are Participants (as defined below) in such system or indirectly through organizations that are Participants in such system.

     The Notes originally sold to "accredited investors" (as defined in Rule 501(a)(1), (2), (3), (4) or (7) under the Securities Act and referred to as "Accredited Investors") who are not Qualified Institutional Buyers have been issued and registered in certificated form without coupons and bear a legend containing restrictions on transfers (the "Certificated Notes"). Certificated Notes are not eligible to be exchanged for an interest in a Global Note.

     The Notes sold outside of the United States in reliance on Regulation S under the Securities Act are represented by a Regulation S Permanent Global Note. The Regulation S Permanent Global Note will be deposited with a custodian and will be registered in the name of a nominee of DTC.

Cedel Bank, societe anonyme ("Cedel Bank"), and the Euroclear System ("Euroclear") will hold beneficial interests in the Regulation S Permanent Global Note on behalf of their participants through their respective depositaries, which in turn will hold such beneficial interests in the Regulation S Permanent Global Note in participants' securities accounts in the depositaries' names on the books of DTC. In addition, Notes sold outside of the United States in reliance on Regulation S under the Securities Act may, to the extent permitted by Regulation S, be issued and registered in certificated form without coupons and will bear a legend containing restrictions on transfers (the "Regulation S Certificated Notes"). Any such Regulation S Certificated Notes will be subject to limitations on any further transfer or exchange in a manner consistent with the requirements of Regulation S.

     A beneficial interest in the Regulation S Permanent Global Note may be transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note only upon receipt by the Trustee of a written certification from the transferor in the form required by the Indenture to the effect that such transfer is being made (i)(a) to a person whom the transferor reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A or (b) pursuant to another exemption from the registration requirements under the Securities Act (in which case such certificate must be accompanied by an opinion of counsel regarding the availability of such exemption) and (ii) in accordance with all applicable securities laws of any state of the United States or any other jurisdiction. Beneficial interests in the Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in the Regulation S Permanent Global Note, whether before, on or after the 40-day restricted period, only upon receipt by the Trustee of a written certification from the transferor in the form required by the Indenture to the effect that such transfer is being made in accordance with Regulation S. Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

     Because of time-zone differences, the securities accounts of Euroclear or Cedel Bank participants (each, a "Member Organization") purchasing an interest in a Global Note from a Participant that is not a Member Organization will be credited during the securities settlement processing day (which must be a business day for Euroclear or Cedel Bank, as the case may be) immediately following the DTC settlement date. Transactions in interests in a Global Note settled during any securities settlement processing day will be reported to the relevant Member Organization on the same day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Member Organization to a Participant that is not a Member Organization will be received with value on the DTC settlement date, but will not be available in the relevant Euroclear or Cedel Bank cash account until the business day following settlement at DTC. The Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market, the National Association of Securities Dealers' screen-based automated market for trading of securities eligible for resale under Rule 144A.

     Subject to compliance with the transfer restrictions applicable to the Global Notes described above and in the Indenture, cross-market transfers between holders of interests in the Rule 144A Global Note, on the one hand, and direct or indirect account holders at a Member Organization holding interests in the Regulation S Permanent Global Note, on the other, will be effected through the DTC in accordance with its rules and the rules of Euroclear or Cedel Bank, as applicable. Such cross-market transactions will require, among other things, delivery of instructions by such Member Organization to Euroclear or Cedel Bank, as the case may be, in accordance with the rules and procedures and within deadlines (Brussels time) established in Euroclear or Cedel Bank, as the case may be. If the transaction complies with all relevant requirements, Euroclear or Cedel Bank, as the case may be, will then deliver instructions to its depositary to take action to effect final settlement on its behalf.

     DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts thereof. DTC's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

     The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Rule 144A Global Notes, or the Regulation S Permanent Global Notes (each, a "Global Note" and together, the "Global Notes"), DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Participants), Participants and Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Notice to Investors."

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes are considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee has any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

     Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on any Notes registered in the name of the Global Note Holder on the applicable Record Date are payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, interest and Liquidated Damages, if any). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants and Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of Participants or Indirect Participants.

CERTIFICATED SECURITIES

     Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for Notes evidenced by registered, definitive Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons

(or the nominee of any thereof). All such Certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Notes, Notes in such form will be issued to each person that the Global Note Holder and DTC identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     Pursuant to the Registration Rights Agreement, the Company has agreed for the benefit of the Holders, that (i) it will, at its cost, within 60 days after the closing of the Private Placement (the "Closing"), file a shelf registration statement with the Commission to register the public offer and sale of the Notes and the Conversion Shares under the Securities Act, (ii) it will use its best efforts to cause such registration statement to be declared effective by the Commission within 150 days after the Closing, and (iii) it will use its best efforts to keep such registration statement continuously effective under the Securities Act until, subject to certain exceptions specified in the Registration Rights Agreement, the third anniversary of the date of the Closing. Pursuant to the Registration Rights Agreement, the Company has filed with the Commission the Registration Statement of which this Prospectus is a part. The Company is permitted to suspend use of this Prospectus during certain periods of time and in certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. If (a) the Company had failed to file the Registration Statement on or before the date specified for such filing in the Registration Rights Agreement, (b) the Registration Statement is not declared effective by the Commission on or prior to the date specified for such effectiveness in the Registration Rights Agreement (the "Effectiveness Target Date") or (c) the Registration Statement ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as defined below) during the periods specified in the Registration Rights Agreement (each such event a "Registration Default"), then the Company is required to pay damages ("Liquidated Damages") to each Holder named in the Registration Statement, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 aggregate principal amount of the Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 aggregate principal amount of the Notes held by each Holder with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.25 per week per $1,000 aggregate principal amount of the Notes held by each Holder. All accrued Liquidated Damages will be paid by the Company on each Interest Payment Date in cash. Such payment will be made to the Holder of the Global Notes by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes, if any, by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     For purposes of the foregoing, "Transfer Restricted Securities" means the Notes and the Conversion Shares until (i) the date on which such Notes or Conversion Shares have been effectively registered under the Securities Act and disposed of in accordance with the Registration Statement, (ii) the date on which such Notes or Conversion Shares are distributed to the public pursuant to Rule 144 under the Securities Act (or any similar provision then in effect) or are saleable pursuant to Rule 144(k) under the Securities Act and all legends relating to transfer restrictions have been removed or (iii) the date on which such Notes or Conversion Shares cease to be outstanding.

     Holders of Notes will be required to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes or Conversion Shares included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

     If the Company determines that it is permissible to do so under applicable law, in lieu of filing or maintaining the effectiveness of the shelf registration statement with respect to the Notes, the Company may, at its option, file with the Commission a registration statement with respect to an issue of notes identical in all material respects to the Notes (the "New Notes") except as to transfer restrictions and, upon such registration statement becoming effective, offer the holders of the Notes the opportunity to exchange their Notes for the New Notes. The Company has not determined that any such registered exchange offer is permissible under applicable law, and there can be no assurance that it will do so in the future.

     The Company will provide to each registered holder of the Notes or the Conversion Shares, who is named in the prospectus and who so requests in writing, copies of the prospectus which will be a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes or the Conversion Shares has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Conversion Shares. A holder of Notes or the Conversion Shares that sells such securities pursuant to a Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification and contribution rights and obligations).

SAME-DAY SETTLEMENT AND PAYMENT

     The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes represented by the Global Note are eligible to trade in the PORTAL Market and to trade in the DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes is, therefore, required by DTC to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture and the Registration Rights Agreement. Reference is made to the Indenture and the Registration Rights Agreement for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Credit Agreement" means that certain Credit Agreement, dated as of November 8, 1995, by and among the Company, PacNet Inc., Advanced Network Design, AdVal, Inc., Cel-Tech International Corp. and Transamerica Business Credit Corporation, as agent for the lenders, as amended, providing for up to $43 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Indebtedness" means any particular Senior Indebtedness having an outstanding principal amount or commitment in excess of $10 million with respect to which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.)

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Global Notes" means the Rule 144A Global Note, the Regulation S Temporary Global Note and the Regulation S Permanent Global Note.

     "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i)(a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of the Company which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets or (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person, contingent or otherwise (and, without duplication, the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

     "Issuance Date" means the date on which the Notes are originally issued and authenticated under the Indenture.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Designee" means (i) a spouse or child of a Permitted Holder,
(ii) trusts for the benefit of a Permitted Holder or a spouse or child of a Permitted Holder, (iii) in the event of death or incompetence of a Permitted Holder, his estate, heirs, executor, administrator, committee or other personal representative or (iv) any Affiliate of a Permitted Holder.

     "Permitted Holders" means Paul Pfleger, John M. Orehek and their Permitted Designees.

     "person" or "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Regulation S" means Regulation S promulgated under the Securities Act.

     "Regulation S Permanent Global Note" means a permanent global note that is deposited with and registered in the name of the Depositary or its nominee, representing a series of Notes sold in reliance on Regulation S.

     "Rule 144A" means Rule 144A promulgated under the Securities Act.

     "Rule 144A Global Note" means a permanent global note that is deposited with and registered in the name of the Depositary or its nominee, representing a series of Notes sold in reliance on Rule 144A.

     "Senior Indebtedness" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in respect of the Credit Agreement and any other Indebtedness of the Company (including, without limitation, any Obligations in respect of such Indebtedness and, in the case of Designated Senior Indebtedness, any interest accruing after the filing of a petition by or against the Company under any Bankruptcy Law, whether or not allowed as a claim after such filing in any proceeding under such Bankruptcy
Law), whether outstanding on the date of this Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); provided, however, that Senior Indebtedness does not include (v) Indebtedness evidenced by the Notes, (w) any liability for federal, state, local or other taxes owed or owing by the Company,
(x) Indebtedness of the Company to any of its Subsidiaries, (y) trade payables of the Company, and (z) any particular Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Notes.

     "Significant Subsidiary" means any subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act and the Exchange Act, as such Regulation is in effect on the date of the Indenture.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material federal income tax consequences expected to result from the purchase, ownership, conversion and disposition of the Notes. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth below. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Moreover, no assurance can be offered that the Internal Revenue Service (the "Service") will not take contrary positions, and no rulings from the Service have been or will be sought.

     The following summary is for general information only. This summary does not discuss all aspects of federal income taxation that may be relevant to particular Holders in light of their specific circumstances or to certain types of Holders that may be subject to special rules (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). EACH PURCHASER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING, CONVERTING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

STATED INTEREST

     Stated interest on the Notes will be reported to Holders and the Service, and generally will be taxable to the Holders as ordinary income in accordance with their methods of accounting for tax purposes.

BACKUP WITHHOLDING

     A Holder may be subject to backup withholding at the rate of 31% with respect to interest paid on and gross proceeds from a sale of, the Notes, unless
(i) the Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates the relevant facts or (ii) the Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder who does not provide the Company with his or her correct taxpayer identification number may be subject to penalties imposed by the Service. The Company will report to the Holders and the Service the amount of any "reportable payments" (including stated interest on the Notes) and any amount withheld with respect to the Notes during the calendar year. The amount of any backup withholding generally will be allowed as a credit against the Holder's federal income tax liability, and excess withholdings may entitle the Holder to a refund.

CONVERSION

     A Holder should not recognize gain or loss on the conversion of a Note into Common Stock, except with respect to cash received in lieu of fractional shares. (To the extent the Notes converted are subject to accrued market discount, the amount of the accrued market discount will carry over to the Common Stock on conversion and will be treated as interest income on disposition of the Common Stock.) If Common Stock is received by a Holder without recognition of gain or loss, the holding period of the Common Stock received upon conversion of a Note will include the period during which the Note was held (provided the Note was a capital asset in the hands of the Holder prior to the conversion), and the Holder's aggregate tax basis in the Common Stock will be equal to his or her tax basis in the Note surrendered, less any tax basis allocable to any fractional share that otherwise would have been received.

     A Holder will recognize taxable gain or loss on cash received in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the portion of the Holder's adjusted tax basis in the Note allocable to the fractional shares. The gain or loss should be capital gain or loss if the fractional shares are capital assets in the hands of the holder and should be long-term capital gain or loss if the fractional shares have been deemed held for more than one year.

     Adjustments in the conversion price of the Notes made pursuant to the anti-dilution provisions to reflect distributions to holders of Common Stock may result in constructive distributions to holders that could be taxable to them as dividends pursuant to Section 305 of the Code.

TAXABLE DISPOSITION

     In general, a Holder will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a Note measured by the difference between (i) the amount realized (the amount of cash and the fair market value of property received) and (ii) the Holder's tax basis in the Note (as increased by any market discount previously included in income by the Holder and decreased by any amortizable bond premium deducted over the term of the Note). Any such gain or loss will generally be long-term capital gain or loss, provided the Note was a capital asset in the hands of the Holder and had been held for more than one year. If any portion of the amount realized by the Holder is attributable to accrued but as yet unreported interest income, it will not be taken into account in determining any gain or loss, and instead will be reportable as ordinary income.

MARKET DISCOUNT

     Purchasers of Notes should be aware that they may be affected by the market discount provisions of the Code. A purchase at a market discount includes a purchase at or after the original issue at a price below the stated redemption price at maturity. Those rules generally provide that, subject to a statutorily-defined de minimis exception, if a holder of a debt instrument purchases it at a market discount and later recognizes gain on a disposition of the debt instrument (including a gift), the lesser of the gain (or appreciation, in the case of a gift) or the portion of the market discount that accrued while the debt instrument was held by the holder will be treated as ordinary interest income at the time of the disposition.

     The market discount rules also provide that a holder who acquires a debt instrument at a market discount (and who does not elect to include the market discount in income on a current basis) may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry that debt instrument until the holder disposes of the debt instrument in a taxable transaction.

     The Notes provide that they may be redeemed, in whole or in part, before maturity. If some or all of the Notes are redeemed in part, each holder of a Note acquired at a market discount would be required to treat the principal payment as ordinary interest income to the extent of any accrued market discount on such Note.

     A holder of a debt instrument acquired at a market discount may elect to have market discount accrue on a constant interest rate basis (as opposed to a straight line basis). In addition, a holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount accrues, either on a straight line basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Service. If a Holder elects to include market discount in income in accordance with the preceding sentence, the rules described above concerning the recognition of ordinary income on a sale or certain other dispositions of such a Note and the deferral of interest deductions on indebtedness related to such a Note would not apply.

AMORTIZABLE BOND PREMIUM

     Purchasers of Notes also should be aware that they may be affected by the amortizable bond premium provisions of the Code. Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, the excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct over the period from his or her acquisition date to the obligation's maturity date. A Holder who elects to amortize bond premium must reduce his or her tax basis in the related obligation by the amount of the aggregate deductions allowable for amortizable bond premium.

     In the case of a debt instrument, such as a Note, that may be called at a premium prior to maturity, an earlier call date of the debt instrument is treated as the maturity date of the debt instrument and the amount of bond premium is determined by treating the amount payable on that call date as the amount payable at maturity if the calculation produces a smaller amortizable bond premium than the method described in the preceding paragraph. If a holder of a debt instrument is required to amortize and deduct bond premium by reference to a certain call date, the debt instrument will be treated as maturing on that date for the amount payable and, if not redeemed on that date, the debt instrument will be treated as reissued on that date for the amount so payable. If a debt instrument purchased at a premium is redeemed prior to its maturity, a purchaser who has elected to deduct bond premium may be permitted to deduct any remaining unamortized bond premium as an ordinary loss in the taxable year of redemption.

     The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each potentially affected Holder is urged to consult his or her tax advisor as to the consequences of the treatment of any such premium as an offset to interest income for federal income tax purposes.

     The foregoing discussion of certain federal income tax consequences is for general information only and is not tax advice. Accordingly, each purchaser of Notes should consult his or her tax advisor with respect to the tax consequences to him or her of the acquisition, ownership, conversion and disposition of the Notes, including the applicability and effect of state, local, foreign and other tax laws.


                                    EXPERTS



     The consolidated financial statements and schedule of MIDCOM Communications Inc. appearing in MIDCOM Communications Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon (which contains an explanatory paragraph with respect to the Company's ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

======================================================


  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               ------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Available Information................    2
Incorporation of Certain Documents
  by Reference.......................    2
The Company..........................    3
Forward-looking Statements and
  the Private Securities Litigation
  Reform Act.........................    4
Risk Factors.........................    5
Use of Proceeds......................   17
Selling Securityholders..............   18
Certain Transactions.................   20
Plan of Distribution.................   23
Description of Notes.................   24
Certain Federal Income Tax
  Consequences.......................   40
Experts..............................   42


======================================================

======================================================

                                  $97,743,000

                                     MIDCOM
                              COMMUNICATIONS INC.
                        8 1/4% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2003
                  (INTEREST PAYABLE FEBRUARY 15 AND AUGUST 15)
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                  MAY 1, 1997

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimated, except the Securities and Exchange Commission registration fee.



    Securities and Exchange Commission Registration Fee...................  $         0
    NASD Filing Fee.......................................................            0
    Nasdaq National Market(R) Listing Fee.................................            0
    Blue Sky Fees and Expenses (includes fees and expenses of counsel)....            0
    Transfer Agent and Registrar Fees.....................................            0
    Accounting Fees and Expenses..........................................        3,000
    Legal Fees and Expenses...............................................       10,000
    Printing, Engraving and Delivery Expenses.............................       10,000
    Insurance Coverage Required for the Offering..........................            0
    Miscellaneous.........................................................            0
                                                                             ----------
              Total.......................................................  $    23,000
                                                                             ==========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Bylaws (Exhibit 3.2 hereto) require the Registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate its directors' liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) improper declaration of dividends, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contain provisions limiting the liability of the directors to the Registrant and to its shareholders to the fullest extent permitted by Washington law.

     The above discussion of the WBCA and the Registrant's Bylaws and Amended and Restated Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by such statute, the Bylaws and the Amended and Restated Articles of Incorporation, respectively.

     The Registrant maintains officers' and directors' liability insurance on its directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits.


    EXHIBIT
     NUMBER
 (REFERENCED TO
  ITEM 601 OF
REGULATION S-K)*                               EXHIBIT DESCRIPTION
----------------  -----------------------------------------------------------------------------
       3.1        Amended and Restated Articles of Incorporation.(1)
       3.2        Bylaws.(2)
       4.1        Form of Common Stock Certificate.(2)
       4.2        See Exhibits numbered 3.1 and 3.2 for provisions of the Amended and Restated
                  Articles of Incorporation and Bylaws of the Company defining the rights of the holders of Common Stock.
       4.3        Purchase Agreement dated August 15, 1996 among the Company, PaineWebber
                  Incorporated and Wheat, First Securities, Inc.(3)
       4.4        Indenture dated as of August 22, 1996 between the Company and IBJ Schroder
                  Bank & Trust Company.(3)
       4.5        Registration Rights Agreement dated as of August 22, 1996 by and among the
                  Company, PaineWebber Incorporated and Wheat, First Securities, Inc.(3)
     **5.1        Opinion of Heller Ehrman White & McAuliffe.
      12.1        Statement re: computation of ratios.(4)
    **23.1        Consent of Ernst & Young LLP, Independent Auditors (see page II-5 hereto).
    **23.2        Consent of Heller Ehrman White & McAuliffe (included in Exhibit 5.1).
      24.1        Power of Attorney (see page II-4 hereto).
      25.1        Form T-1 Statement of Eligibility and Qualification of the Trustee under the
                  Trust Indenture Act of 1939.(3)


---------------

 *  Unless otherwise indicated, exhibit was previously filed herewith.



 ** Exhibit is filed herewith.


(1) Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

(2) Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 33-90814).


(3) Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 333-14427).


(4) Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

ITEM 17.  UNDERTAKINGS.


     (a) Rule 415 Offering


     The undersigned Registrant hereby undertakes:


          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;


          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     (b) Filings Incorporating Subsequent Exchange Act Documents by Reference



     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (c) Indemnification for Liabilities



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on April 30, 1997.


                                          MIDCOM COMMUNICATIONS INC.

                                          By:   /s/ ROBERT J. CHAMBERLAIN
                                            ------------------------------------
                                                   Robert J. Chamberlain
                                                Executive Vice President and
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below on the 30th day of April, 1997.



                   SIGNATURE                                         TITLE
-----------------------------------------------   --------------------------------------------

            By: WILLIAM H. OBERLIN*                  President, Chief Executive Officer and
-----------------------------------------------                     Director
              William H. Oberlin                         (Principal Executive Officer)

         By: /s/ ROBERT J. CHAMBERLAIN            Executive Vice President and Chief Financial
-----------------------------------------------        Officer (Principal Accounting and
             Robert J. Chamberlain                             Financial Officer)
               By: JOHN M. ZRNO*                                    Director
-----------------------------------------------
                 John M. Zrno

             By: PAUL H. PFLEGER*                                   Director
-----------------------------------------------
                Paul H. Pfleger

              By: JOHN M. OREHEK*                                   Director
-----------------------------------------------
                John M. Orehek

             By: SCOTT B. PERPER*                                   Director
-----------------------------------------------
                Scott B. Perper

             By: KARL D. GUELICH*                                   Director
-----------------------------------------------
                Karl D. Guelich

             By: MARVIN C. MOSES*                                   Director
-----------------------------------------------
                Marvin C. Moses

             By: DANIEL M. DENNIS*                                  Director
-----------------------------------------------
               Daniel M. Dennis

        *By: /s/ ROBERT J. CHAMBERLAIN
-----------------------------------------------
             Robert J. Chamberlain
               Attorney-In-Fact

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of MIDCOM Communications, Inc. for the registration of $97,743,000 of its 8 1/4% Convertible Subordinated Notes due 2003 (the "Notes") and an indeterminate number of shares of its common stock, par value $.0001 per share, as may be issued upon conversion of such Notes, and to the incorporation by reference therein of our reports dated March 21, 1997, with respect to the consolidated financial statements and schedule of MIDCOM Communications Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1996, filed with the Securities and Exchange Commission.



                                          /s/ ERNST & YOUNG LLP



April 30, 1997

Seattle, Washington

                           MIDCOM COMMUNICATIONS INC.



                               INDEX TO EXHIBITS



    EXHIBIT
    NUMBER                                                                           PAGINATION BY
(REFERENCED TO                                                                        SEQUENTIAL
  ITEM 601 OF                                                                          NUMBERING
REGULATION S-K)                          EXHIBIT DESCRIPTION                            SYSTEM
---------------     -------------------------------------------------------------    -------------
      5.1           Opinion of Heller Ehrman White & McAuliffe.